BB 3/17

Z-3-6

SECURIT [barcode] ION

03013221

**ANNUAL AUDITED . T**
**FORM X-17A-5**
**PART III**

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: September 30, 1998<br>Estimated average burden<br>Hours per response...12.00 |

| SEC FILE NUMBER |
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| 8- 36566 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YR)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RDM Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Wall Street, 30th Fl.
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randy Sofferman 516-487-4070
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Lipner, Sofferman & Co., LLP
(Name – *if individual, state, last, first, middle name*)

185 Great Neck Road (Address) Great Neck (City) NY (State) 11021 (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 28 2003 WASH. D.C. 165 SECTION

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstatances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, Robert D. Macgilvray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RDM Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

PRESIDENT

Title

Notary Public

Frances Bisogno
Notary Public State of NY
4512729 Cerf. in NY County
Commission Expires 6/30/03

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
(e) Statement of Changes in Stockholders' Equity or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
(h) Computation of Determination for Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with focus report.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5.

RDM Securities, Inc.
14 Wall Street, 30th Floor
New York, NY 10005

February 14, 2003

New York Stock Exchange
Data Control Section
20 Broad Street
New York, NY 10005

To the New York Stock Exchange:

In accordance with Rule 418.15 of the New York Stock Exchange, we attest that the annual financial statements and operational reports, for the year ended December 31, 2002 filed with the Exchange, shall be made available to all members or allied members of the organization.

Robert D. Macgilvray,
Chief Executive Officer
RDM Securities, Inc.

RDM SECURITIES, INC.

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

# RDM SECURITIES, INC.

## FINANCIAL STATEMENTS

## DECEMBER 31, 2002

LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
185 GREAT NECK ROAD, GREAT NECK, NEW YORK 11021
(516) 487-4070 · FAX (516) 773-4289 · www.lipnersofferman.com



## INDEPENDENT AUDITORS' REPORT

RDM Securities, Inc.
14 Wall Street, 30th Floor
New York, NY 10005

We have audited the accompanying statement of financial condition of RDM Securities, Inc. as of December 31, 2002, and the related statements of income, retained earnings, cash flows, and the statement of 15 c 3-1 net capital computation for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the individual, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RDM Securities, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lipner, Sofferman & Co., LLP

Great Neck, NY
February 14, 2003

RDM SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

| | | |
|---|---|---|
| Cash | | $ 4,955 |
| Deposit account | | 150,822 |
| Commissions receivable | | 228,283 |
| | | $384,060 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accrued expenses and taxes | | $121,751 |
| Stockholder's equity: | | |
| Common stock, $100 par value, 100 shares authorized; issued and outstanding 100 shares | $ 10,000 | |
| Retained earnings | 252,309 | |
| | | 262,309 |
| | | $384,060 |

See accompanying notes to financial statements.

## RDM SECURITIES, INC.

## STATEMENT OF INCOME

## YEAR ENDED DECEMBER 31, 2002

| | | |
|---|---|---|
| Income: | | |
| Commissions | $3,295,984 | |
| Other income | 80,344 | |
| Interest income | 822 | |
| | | $3,377,150 |
| Expenses: | | |
| Officer's salary | 399,400 | |
| Salaries - clerks | 872,502 | |
| Floor clerk expenses | 32,791 | |
| Seat lease expense | 633,333 | |
| Floor brokerage | 217,061 | |
| New York Stock Exchange expenses | 109,843 | |
| Travel, entertainment and promotion | 310,743 | |
| Errors on floor | 21,258 | |
| Employee benefits | 40,993 | |
| Telephone | 71,654 | |
| Payroll taxes | 59,870 | |
| Professional fees | 32,091 | |
| Office expenses | 59,682 | |
| Insurance | 23,717 | |
| New York state and city corporation taxes | 44,384 | |
| Pension expense | 51,019 | |
| Rent | 27,445 | |
| Charitable donations | 19,000 | |
| Dues and fees | 14,373 | |
| | | 3,041,159 |
| Net income | | $ 335,991 |

See accompanying notes to financial statements.

RDM SECURITIES, INC.

STATEMENT OF RETAINED EARNINGS

YEAR ENDED DECEMBER 31, 2002

| | |
|---|---|
| Balance, January 1, 2002 | $ - |
| Distribution to shareholder | ( 83,682 ) |
| Net income | 335,991 |
| Balance, December 31, 2002 | $252,309 |

See accompanying notes to financial statements.

## RDM SECURITIES, INC.

## STATEMENT OF CASH FLOWS

## YEAR ENDED DECEMBER 31, 2002

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $335,991 |
| Adjustments to reconcile net income to net cash provided (used) by operating activities: | |
| Changes in assets and liabilities: | |
| (Increase) in deposit account | ( 150,822 ) |
| (Increase) in commissions receivable | ( 228,283 ) |
| Increase in accrued expenses and taxes | 99,681 |
| Net cash provided by operating activities | 56,567 |
| Cash flows from financing activities: | |
| Distributions to shareholders | ( 59,903 ) |
| Net cash (used) by financing activities | ( 59,903 ) |
| Net (decrease) in cash | ( 3,336 ) |
| Cash, beginning | 8,291 |
| Cash, ending | $ 4,955 |
| Supplemental disclosures: | |
| NYS & NYC corporation income taxes paid during year | $ 15,473 |
| Interest expense | $ - |

See accompanying notes to financial statements.

RDM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

1. Statement of Significant Accounting Policies:

Organization:

The company was incorporated under the laws of the State of New York on January 7, 1995 and was authorized to do business in New York. It is a member of the New York Stock Exchange and operates as a floor broker.

Deposit Account:

The corporation has $150,822 on deposit with Neuberger Berman, LLC, a New York Stock Exchange member. The corporation, in accordance with its fully disclosed clearing agreement with Neuberger Berman, LLC, is required to have on deposit an account containing cash, securities, or a combination of both, having a market value of $150,000 or more.

Income Taxes:

The corporation has elected to be taxed as an "S" corporation under the Internal Revenue Code for federal and state income tax purposes. Such election allows income to be taxed directly to the stockholders. Accordingly, no provision has been made for federal and state income taxes, other than the minimum required by New York State. Provision has been made, however, for New York City corporation tax.

Concentration of Risk:

As of December 31, 2002, the HSBC bank statement indicated a balance of $96,591. Funds deposited with a single financial institution are insured up to $100,000 in the aggregate by the Federal Deposit Insurance Corporation (FDIC). Should the bank become unable to meet its obligations, losses could be incurred by the company if its balance exceeds $100,000.

1. Statement of Significant Accounting Policies (continued):

Use of Estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Commitments and Contingencies:

The company has an operating lease for a seat on the New York Stock Exchange. The lease is for $340,000 per year, payable in equal monthly installments of $28,333, which started on August 1, 2002 for a period of 12 months. Upon at least 60 days prior notice, either one of the parties hereto may notify the other in writing of his intention to terminate this agreement. In the absence of any such notice of termination, such lease shall continue on a month to month basis subject to all provisions of the lease agreement.

2. Net Capital Requirements:

RDM Securities, Inc. is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the New York Stock Exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, RDM Securities, Inc. had net capital of $249,534 after adjustment for non-allowable assets. This was $149,534 in excess of its required net capital. RDM Securities, Inc.'s net capital ratio was .4879 to 1.

3. Financial Instruments with Off-Balance Sheet Credit Risk:

As a securities broker, the company is engaged in buying and selling securities for

3. Financial Instruments with Off-Balance Sheet Credit Risk (continued):

a diverse group of institutional and individual investors. The company's transactions are collateralized and are principally executed with and on behalf of banks, brokers and dealers and other financial institutions. The company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the company and the company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the company and its clearing broker provides that the company is obligated to assume any exposure related to such non-performance by its customers. The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The company monitors its customers activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

4. Pension Expense:

The company has a profit-sharing plan whereby it shares a portion of its profits with all employees who meet plan eligibility requirements. The plan includes a provision for additional salary deferral under Internal Revenue Code Section 401(k). Contributions to this plan are discretionary and are determined annually by the company. For the year ended December 31, 2002, contributions by the company to the plan were estimated to be $25,500. The amount has not been finally determined.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER rdm Securities, Inc. as of 12/31/2002

### COMPUTATION OF NET CAPITAL

| | | | | |
|---|---|---|---|---|
| 1. Total ownership equity from Statement of Financial Condition | | | $ 262,309 | 3480 |
| 2. Deduct ownership equity not allowable for Net Capital | | | ( ) | 3490 |
| 3. Total ownership equity qualified for Net Capital | | | 262,309 | 3500 |
| 4. Add: | | | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | 3520 |
| B. Other (deductions) or allowable credits (List) | | | | 3525 |
| 5. Total capital and allowable subordinated liabilities | | | $ 262,309 | 3530 |
| 6. Deductions and/or charges: | | | | |
| A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) | $ 12,775 | 3540 | | |
| B. *Secured demand note delinquency* | | 3590 | | |
| C. Commodity futures contracts and spot commodities-proprietary capital charges | | 3600 | | |
| D. Other deductions and/or charges | | 3610 | ( 12,775 ) | 3620 |
| 7. Other additions and/or allowable credits (List) | | | | 3630 |
| 8. Net capital before haircuts on securities positions | | | $ 249,534 | 3640 |
| 9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | | | |
| A. *Contractual securities commitments* | $ | 3660 | | |
| B. Subordinated securities borrowings | | 3670 | | |
| C. Trading and investment securities: | | | | |
| 1. Exempted securities | | 3735 | | |
| 2. Debt securities | | 3733 | | |
| 3. Options | | 3730 | | |
| 4. Other securities | | 3734 | | |
| D. Undue Concentration | | 3650 | | |
| E. Other (List) | | 3736 | ( ) | 3740 |
| 10. Net Capital | | | $ 249,534 | 3750 |

OMIT PENNIES

Reconciliation with RDM Securities, Inc. computation -
included on Part IIA of Form X-17A-5 as of December 31, 2002
filed January 2003.

| | |
|---|---|
| *Net capital as reported* in RDM Securities, Inc. Part IIA unaudited focus report | $ 299,605 |
| Net income adjustments | ( 50,071 ) |
| Net capital per above | $ 249,534 |

Non-allowable assets:

| | |
|---|---|
| Commissions receivable - aged | $ 12,775 |

## FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER RDM Securities, Inc. as of 12/31/2002

### COMPUTATION OF NET CAPITAL REQUIREMENT

**PART A**

| | | | | | |
|---|---|---|---|---|---|
| 11. Minimum net capital required (6⅔% of line 19) | | | $ | 8,117 | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | | | $ | 100,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | | | $ | 100,000 | 3760 |
| 14. Excess net capital (line 10 less 13) | | | $ | 149,534 | 3770 |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) | | | $ | 129,534 | 3780 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | |
|---|---|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | $ | 121,751 | 3790 |
| 17. Add: | | | | | |
| A. Drafts for immediate credit | $ | 3800 | | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | 3810 | | | |
| C. Other unrecorded amounts (List) | $ | 3820 | $ | | 3830 |
| 19. Total aggregate indebtedness | | | $ | * 121,751 | 3840 |
| 20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10) | | | % | 48.79 | 3850 |
| 21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | | % | | 3860 |

### COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

**PART B**

| | | | |
|---|---|---|---|
| 22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | | 3970 |
| 23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | | 3880 |
| 24. Net capital requirement (greater of line 22 or 23) | $ | | 3760 |
| 25. Excess capital (line 10 less 24) | $ | | 3910 |
| 26. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000 | $ | | 3920 |

**NOTES:**

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

* *Reconciliation with RDM Securities, Inc.'s computation included in Part IIA of Form X-17A-5 line 3840 as of December 31, 2002 filed in January 2003:*

| | | |
|---|---|---|
| Aggregate indebtedness as reported in RDM Securities, Inc.'s Part IIA unaudited focus report | $ | 70,680 |
| Net income adjustments | | 51,071 |
| Aggregate indebtedness per above | $ | 121,751 |

LS
LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
185 GREAT NECK ROAD, GREAT NECK, NEW YORK 11021
(516) 487-4070 · FAX (516) 773-4289 · www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITORS'

# REPORT ON INTERNAL CONTROL STRUCTURE

# REQUIRED BY SEC RULE 17a-5

RDM Securities, Inc.
14 Wall Street
30th Floor
New York, NY 10005

In planning and performing our audit of the financial statements of RDM Securities, Inc. for the period ended December 31, 2002, we considered the internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17A-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by RDM Securities, Inc. that we considered relevant to the objectives stated in rule 17A-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-12 (2) in complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

RDM Securities, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by RDM Securities, Inc. are required

to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the company with reasonable, but not absolute, assurance that assets for which it has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with its authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. The above should be considered with the fact that the company is owned by two individuals and does not maintain a separate office staff.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that RDM Securities, Inc.'s practices and procedures were adequate at December 31, 2002, and further, no facts came to our attention indicating that the company was not in compliance with such conditions during the period from January 1, 2002 to December 31, 2002.

This report is intended solely for the use of RDM Securities, Inc., the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17A-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Lipner, Sofferman + Co., LLP

LIPNER, SOFFERMAN & CO., LLP

Great Neck, NY
February 14, 2003

LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
185 GREAT NECK ROAD, GREAT NECK, NEW YORK 11021
(516) 487-4070 · FAX (516) 773-4289 · www.lipnersofferman.com



# INDEPENDENT AUDITORS' REPORT OF DIFFERENCES BETWEEN AUDITED REPORT AND FOCUS REPORT DECEMBER 31, 2002

RDM Securities, Inc.
14 Wall Street
New York, NY 10005

In performing our audit of RDM Securities, Inc. for the period ended December 31, 2002, we made adjustments that affected the December 31, 2002 focus report Form X-17A-5. The adjustments were as follows:

| | |
|---|---|
| A) Increase in year end income accrual | $ 1,000 |
| B) Increase in accrued expenses | ( 51,071 ) |
| | ($ 50,071 ) |

The net capital after haircuts as reported on our December 31, 2002 audited report was $249,534; the net capital after haircuts as reported on the December 31, 2002 focus report Form X-17A-5 was $299,605. This report was not prepared by us. The difference between these figures is $50,071 as indicated above.

Lipner, Sofferman & Co., LLP

LIPNER, SOFFERMAN & CO., LLP